AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 26, 2004

                                           REGISTRATION NO. 333- __________
===============================================================================
                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                    -----------------------------------
                                  FORM S-8

                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
                    -----------------------------------

                              NTL INCORPORATED
           (Exact name of registrant as specified in its charter)

    DELAWARE             909 THIRD AVENUE, SUITE 2863          52-1822078
(State or other            NEW YORK, NEW YORK 10022         (I.R.S. Employer
jurisdiction of             (Address of principal        Identification Number)
incorporation or              executive offices)
 organization)

     EMPLOYMENT ARRANGEMENTS BETWEEN THE COMPANY AND CERTAIN EMPLOYEES
                         (Full title of the plans)


                             SCOTT E. SCHUBERT
                          CHIEF FINANCIAL OFFICER
                              NTL INCORPORATED
                        909 THIRD AVENUE, SUITE 2863
                          NEW YORK, NEW YORK 10022
                  (Name and address of agent for service)
                               (212) 906-8440
       (Telephone number, including area code, of agent for service)

                      CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                            AMOUNT TO BE     PROPOSED MAXIMUM    PROPOSED MAXIMUM
           TITLE OF SECURITIES               REGISTERED       OFFERING PRICE         AGGREGATE           AMOUNT OF
            TO BE REGISTERED                   (1)(2)         PER SHARE (3)       OFFERING PRICE     REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share     170,234 shares         $56.37          $9,596,090.58          $1,215.82
=======================================================================================================================
(1)  This Registration Statement covers shares that were issued to certain of our employees pursuant to their employment arrangements with us.

(2)  Includes such additional number of shares as may be required in the event of a stock split, stock dividend or similar transaction in accordance with Rule 416(a) of the Securities Act of 1933, as amended (the "Securities Act").

(3)  Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) of the Securities Act based upon the average of the high and low prices of the Common Stock, as quoted on the Nasdaq National Market on May 24,
     2004.

[RED HERRING]

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                              EXPLANATORY NOTE

     This Form S-8 Registration Statement relates to an aggregate of 170,234 shares of our common stock issued to some of our employees pursuant to their employment arrangements with us.


                              NTL INCORPORATED



                                [NTL LOGO]:
                       170,234 SHARES OF COMMON STOCK

     This prospectus relates to 170,234 shares of common stock, par value $0.01 per share, of NTL Incorporated which may be offered from time to time by the selling stockholder identified under the caption "Selling
Stockholder" in this prospectus for his own account. The selling stockholder acquired the shares covered by this prospectus in connection with his employment with us.

     The shares are "restricted securities" under the Securities Act of 1933, as amended. This prospectus has been prepared for the purpose of registering the shares of common stock under the Securities Act to allow for future sales by the selling stockholder, on a continuous or delayed basis, to the public without restriction.

     All or a portion of the shares offered hereby may be offered for sale, from time to time, on the Nasdaq National Market, or otherwise, at prices and on terms then obtainable. All brokers' commissions or discounts will be paid by the selling stockholder. However, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. See "Plan of Distribution."

     The selling stockholder will receive all of the net proceeds from sales of the shares registered pursuant to this prospectus and will pay all underwriting discounts and selling commissions, if any, applicable to those sales. We will not receive any proceeds from sales of any of these shares.

     This prospectus contains a general description of the shares of common stock which may be offered and sold. The selling stockholder may periodically sell these shares directly or through agents, underwriters or dealers.

     Our common stock is currently listed on the Nasdaq National Market under the symbol "NTLI." On May 24, 2004, the closing price for our common stock on the Nasdaq National Market was $56.17.

     WE URGE YOU TO CAREFULLY READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4, WHERE WE DESCRIBE RISKS ASSOCIATED WITH OUR COMMON STOCK, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

     Neither the Securities and Exchange Commission, which we refer to in this prospectus as the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is May 26, 2004.

                             TABLE OF CONTENTS

                                                                          Page
                                                                          ----


About this Prospectus.......................................................ii
Where You Can Find More Information;  Incorporation of Information
  by Reference..............................................................ii
Forward-Looking Statements..................................................iv
Presentation of Information.................................................iv
The Company..................................................................1
Risk Factors.................................................................4
Use of Proceeds.............................................................16
Selling Stockholder.........................................................17
Plan of Distribution........................................................18
Legal Matters...............................................................20
Experts.....................................................................20

     You should rely only on the information contained, or incorporated by reference, in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                           ABOUT THIS PROSPECTUS

     This prospectus provides you with a general description of the securities the selling stockholder may offer. You should read this prospectus together with additional information described under the next heading "Where You Can Find More Information; Incorporation of Information by Reference."

                    WHERE YOU CAN FIND MORE INFORMATION;
                 INCORPORATION OF INFORMATION BY REFERENCE

     We are currently subject to requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We file reports, proxy statements and other information under the Exchange Act with the SEC. This prospectus constitutes a part of a registration statement on Form S-8 which we have filed with the SEC under the Securities Act, but omits certain information as permitted by SEC rules. You may read these reports, proxy statements, the related exhibits and the other materials, including registration statements, we file with the SEC at the public reference facilities the SEC maintains at:

 The Woolworth Building        Judiciary Plaza        Northwestern Atrium Center
      233 Broadway                Room 1024                   Suite 1400
   New York, NY 10279      450 Fifth Street, N.W.      500 West Madison Street,
                           Washington, D.C. 20549          Chicago, IL 60661


     You may obtain information regarding the operations of the public reference facilities by calling the SEC at 1-806-SEC-0330. The SEC maintains a website that contains these documents and other information regarding us. The address of the SEC's website is http://www.sec.gov.

     This prospectus does not contain all of the information that you may need to make an investment decision. Some parts of the prospectus are omitted as allowed by the rules and regulations of the SEC. The SEC also allows us to "incorporate by reference" the information which we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with SEC will automatically update and supersede this information. The updated and superseded information does not, except as so modified or superseded, constitute part of this prospectus. We incorporate by reference in this prospectus the documents listed below:

     o Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 11, 2004;

     o Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 7, 2004;

     o Our proxy statement for our 2004 Annual Meeting of Stockholders held on May 6, 2004, filed with the SEC on April 8, 2004;

     o The description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on January 10, 2003, as this description may be updated in any amendment to Form 8-A;

     o    Current reports on Forms 8-K:

          o dated March 4, 2004, relating to our press release announcing our refinancing transaction;

          o dated March 4, 2004, relating to our earnings release for the three months and the year ended December 31, 2003;

          o dated March 19, 2004, relating to our press release announcing the launch of our recent refinancing transaction;

          o dated April 5, 2004, relating to our press release announcing the pricing of the (pound)375 million aggregate principal amount of 9.75% senior notes due 2014, $425 million aggregate principal amount of 8.75% senior notes due 2014, (euro)225 million aggregate principal amount of 8.75% senior notes due 2014, and $100 million aggregate principal amount of floating rate senior notes due 2012 issued by NTL Cable PLC, or NTL Cable, as part of our refinancing transaction;

          o dated April 7, 2004, relating to our press release regarding the consolidation of our 13 customer call centers;

          o dated April 16, 2004, relating to our press release announcing the closing of our refinancing transaction;

          o dated April 20, 2004, regarding the filing of copies of principal agreements relating to our refinancing transaction with the SEC;

          o dated April 22, 2004, regarding the redemption of the 10% Senior Sterling Notes due 2008 and 9?% Senior Notes due 2008 of Diamond Holdings Limited, a wholly-owned subsidiary of Diamond Cable Communications Limited, and the 11.2% Senior Discount Debentures of NTL (Triangle) LLC, as part of our refinancing transaction; and

          o dated May 5, 2004, relating to our earnings release for the three months ended March 31, 2004.

     We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling stockholders sell all the securities offered under this prospectus or this offering terminates.

     Statements contained in this prospectus as to the contents of any contract or other documents referred to, or incorporated by reference, in this prospectus are not necessarily complete, and, where the contract or other document is an exhibit to a registration statement or other SEC filing, each statement is qualified in all respects by the provisions of the exhibit, to which reference is now made.

     You may request a copy of any of our filings, at no cost, by writing or telephoning:

   Patti Leahy                              Virginia Ramsden
   NTL Incorporated--Investor Relations     NTL Incorporated--Investor Relations
   909 Third Avenue                         76 Hammersmith Road
   Suite 2863                               London W14 8UD
   New York, New York 10022                 United Kingdom
   United States                            Tel: +44 (0) 20 7967 3338
   Tel: +1 610 667 5554                     Fax: +44 (0) 20 7967 3322
   Fax: +1 270 569 2629
              For general inquiries concerning us please call:
                            +44 (0) 12 5675 2000


     We also include information on our world wide web site which is www.ntl.com. The information on our website is not part of this prospectus and is not incorporated by reference into this prospectus.

                         FORWARD-LOOKING STATEMENTS

     Various statements contained, or incorporated by reference, in this prospectus constitute "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. When used, the words "believe," "anticipate," "should," "intend," "plan," "will," "expects," "estimates," "projects," "positioned," "strategy," and similar expressions identify these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from those contemplated, projected, forecasted, estimated or budgeted, whether expressed or implied, by these forward-looking statements. These factors include those set forth in the section of this prospectus captioned "Risk Factors" beginning on page 4, for example:

     o potential adverse developments with respect to our liquidity or results of operations; o our significant debt payments and other contractual commitments;

     o    our ability to fund and execute our business plan;

     o    our ability to generate cash sufficient to service our debt;

     o our ability to attract and retain customers, increase our overall market penetration and react to competition from providers of alternative services;

     o    our ability to integrate our billing systems;

     o our significant management changes since our emergence from Chapter 11 reorganization;

     o our ability to develop and maintain back-up for our critical systems;

     o    our ability to respond adequately to technological developments;

     o our ability to maintain contracts that are critical to our operations;

     o our ability to continue to design networks, install facilities, obtain and maintain any required governmental licenses or approvals and finance construction and development, in a timely manner at reasonable costs and on satisfactory terms and conditions;

     o    interest rate and currency exchange rate fluctuations; and

     o the impact of our recent reorganization and subsequent organizational restructuring.

     We assume no obligation to update the forward-looking statements contained, or incorporated by reference, in this prospectus to reflect actual results, changes in assumptions or changes in factors affecting these statements.

                        PRESENTATION OF INFORMATION

     The terms "NTL," the "company," "we," "our" and "us" refer to NTL Incorporated and all of its consolidated subsidiaries unless the context suggests otherwise. The term "you" generally refers to a prospective purchaser of our common stock.

                                THE COMPANY

     We are a leading broadband and communications services company in the UK and the Republic of Ireland based on total residential subscriber numbers. We provide our services to our customers through five reportable segments.

     o ntl: home, which provides residential telephone, cable television and Internet services, as well as wholesale Internet access solutions to internet service providers in the UK.

     o ntl: business, which provides data, voice and Internet services to large businesses, public sector organizations and small- and medium-sized enterprises located near our existing residential broadband network in the UK.

     o ntl: broadcast, which provides digital television, or DTV, analog television, or ATV, and radio broadcast transmission services, network management, tower site rental and satellite and media services, as well as radio communications to public safety organizations, in the UK.

     o ntl: carriers, which provides national and international communications transport services to communications companies in the UK and the Republic of Ireland.

     o ntl: Ireland, which provides primarily cable television services, as well as telephone and Internet services, to residential customers and television, data, voice and Internet services to business customers in the Republic of Ireland.

     Our reportable segments are supported by various central shared services, including ntl: networks, which manages our UK national network. Other shared services include finance, information technology, or IT, and human resources. ntl: Ireland relies upon these central-shared services to a lesser extent than our other reportable segments.

                            RECENT DEVELOPMENTS

REFINANCING TRANSACTION

     In April 2004, we completed a refinancing transaction consisting of the following components:

     o the issuance by our indirect, wholly owned subsidiary, NTL Cable PLC, of the following senior notes, guaranteed by us and several other of our subsidiaries:

          o (pound)375 million in aggregate principal amount of 9.75% senior notes due 2014;

          o $425 million in aggregate principal amount of 8.75% senior notes due 2014;

          o (euro)225 million in aggregate principal amount of 8.75% senior notes due 2014; and

          o $100 million in aggregate principal amount of floating rate senior notes due 2012;

          We collectively refer to these notes as the senior notes. The senior notes were offered and sold under Rule 144A and Regulation S.

     o the entering into by our indirect, wholly owned subsidiary, NTL Investment Holdings Limited, of a new fully-underwritten (pound)2,425 million senior secured credit facility, which we refer to as our new credit facility, which includes a (pound)250 million revolving tranche. We initially drew down (pound)2,175 million of our new credit facility and later drew down (pound)50 million under the revolving tranche, (pound)20 million of which has since been paid;

     o the repayment in full of our then existing senior credit facility; and

     o the redemption, on May 13, 2004, of the 10% Senior Sterling Notes due 2008 and 9?% Senior Notes due 2008 of Diamond Holdings Limited, a wholly-owned subsidiary of Diamond Cable
          Communications Limited, which we refer to as the Diamond notes and the 11.2% Senior Discount Debentures of NTL (Triangle) LLC, which we refer to as the Triangle debentures.

     We collectively refer to these transactions in this prospectus as our refinancing transaction.

     As a consequence of our refinancing transaction, other assets of $121.1 million at March 31, 2004 and the unamortized discount of $170.4 million at March 31, 2004 on the Diamond notes and the Triangle debentures will be expensed in the three months ended June 30, 2004. In addition, the premium payable of approximately $11 million on the redemption of the Diamond notes will also be expensed in the three months ended June 30, 2004.

RESTRUCTURING OF CALL CENTERS

     On April 7, 2004, we announced the consolidation over the next 18 months of our 13 customer service call centers, which support our ntl: home division, into three call centers in the UK equipped for growth. Following an internal review, three specialist call centers will be retained and developed and will be supported by four sales and customer support sites, located throughout the UK. As part of the consolidation, we intend to make additional investments in technology and training in order to streamline processes and generate efficiencies. As a result of these investments, we expect that in the medium term we will be able to deliver a higher level of customer service with up to 1,500 fewer employees. We expect to incur approximately (pound)25 million, or $46 million, of costs to execute this program.

DERIVATIVE FINANCIAL INSTRUMENTS

     In April 2004, we issued long-term debt in sterling, U.S. dollars and euros based on market conditions at the time of financing. We use derivative financial instruments to manage some of our foreign currency and interest rate exposures associated with the debt. Our objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative financial instruments thereby reducing volatility in earnings and cash flows. We do not utilize derivative financial instruments with a level of complexity or with a risk greater than the exposures to be managed nor do we enter into or hold derivatives for trading purposes. The use of derivative financial instruments is subject to internal policies that provide guidelines for control, counterparty risk and ongoing monitoring and reporting of such activities.

     In April 2004, subsequent to our refinancing transaction, we entered into several derivative financial instruments including interest rate and foreign currency contracts to modify the cash flow risk exposures in connection with the issued debt. The following specific transactions were executed:

     o a U.S. dollar/sterling forward contract to buy $212.5 million in five years time to manage variability in the future cash flows resulting from changes in exchange rates associated with the potential principal repayment of the U.S. dollar denominated 8.75% senior notes referred to above;

     o cross-currency interest swaps to manage the variability in the future cash flows resulting from changes in exchange rates associated with all coupon payments on the U.S. dollar denominated 8.75% senior notes through 2009; and

     o an interest rate swap that converts (pound)1.2 billion of our senior floating rate debt to fixed-rate debt. This agreement involves the receipt of floating rate amounts in exchange for fixed rate interest payments through April 2007.

     The above transactions will be accounted for in accordance with provisions of SFAS No. 133 "Accounting for Derivative Financial Instruments and Hedging Activities" as amended by SFAS No. 137 "Accounting for Derivatives and Hedging Activities-Deferral of the Effective Date of SFAS No. 133, an Amendment of SFAS No.133."

                                THE OFFERING
Issuer..........................................   NTL Incorporated

Securities Offered by the Selling Stockholder...   170,234 shares common stock, par value $0.01 per share.

Common Stock Outstanding........................   87,179,839 shares as of May 24, 2004

Voting Rights ..................................   Holders of our common stock have one vote per share.

Use of Proceeds.................................   We will not receive any  proceeds  from the sale of common stock sold pursuant to this  prospectus.  The selling  stockholder  will receive all the proceeds  from the sale of common stock sold pursuant to this prospectus.

Nasdaq Symbol...................................   Our common  stock  currently  trades  under the symbol  "NTLI" on the
                                                   Nasdaq National Market.

Risk Factors....................................   Please  refer  to the  section  of  this  prospectus  entitled  "Risk
                                                   Factors"  beginning  on page 4 for a  discussion  of  risks  that you should consider  carefully before deciding to invest in shares of our common stock.



                                RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before deciding to invest in our common stock. In assessing these risks, you should also refer to the other information contained, or incorporated by reference, in this prospectus, including the financial statements and related notes. The following risks and uncertainties are not the only ones we face. Additional risks and uncertainties that are not currently known to us or that we currently consider immaterial could also impair our business, financial condition and results of operations. Various statements in this prospectus, including the following risk factors, constitute forward-looking statements. Please refer to the section of this prospectus entitled "Forward-Looking Statements."

RISKS RELATED TO OUR COMPANY

WE HAVE HISTORICALLY INCURRED LOSSES AND MAY NOT BE PROFITABLE IN THE FUTURE.

     We have incurred substantial losses historically and expect to continue to incur substantial losses. We had net losses for the three months ended March 31, 2004 of $120.3 million and net losses for the years ended December 31:

     o    2003 of $954.2 million;

     o    2002 of $2,375.8 million; and

     o 2001 of $11,837.0 million, which includes an asset impairment charge of $8,160.6 million.

     As of December 31, 2002, our accumulated deficit was $18,568.0 million. On January 10, 2003, we emerged from reorganization under Chapter 11 of the U.S. Bankruptcy Code and adopted fresh-start reporting. At that time, our assets and liabilities were revalued. As of December 31, 2003, our accumulated deficit was $954.2 million. As of March 31, 2004, our accumulated deficit was $1,074.5 million.

     We cannot be certain that we will achieve or sustain profitability in the future. Failure to achieve profitability could diminish our ability to sustain operations, meet financial covenants, obtain additional required funds and make required payments on our present or future indebtedness.

WE HAVE ONLY RECENTLY BEGUN TO GENERATE POSITIVE CASH FLOW.

     Pursuant to U.S. GAAP, we measure cash flow as all changes affecting cash in the activities of operations, investments and financing. Historically, construction costs, operating expenditures and interest costs have contributed to our negative cash flow. We had negative cash flow of $429.4 million for the three months ended March 31, 2004, principally due to the net cash used in financing activities of $431.6 million which mainly related to our voluntary repayments of debt. We had positive cash flow of $155.2 million for the year ended December 31, 2003 principally due to the net proceeds of $1,367 million from our rights offering. We had negative cash flow of $179.0 million for the three months ended March 31, 2003, principally due to the purchase of fixed assets. We believe that our cash on hand, together with cash from operations and, if required, further drawdowns from the (pound)250 million revolving tranche of our new credit facility, will be sufficient to meet our cash requirements through March 31, 2005. We cannot be certain that we will sustain positive cash flow in the future, which could adversely affect our ability to sustain our business plan.

OUR BUSINESS IS CAPITAL INTENSIVE AND WE MAY NOT HAVE ACCESS TO CASH TO FUND OUR FUTURE CAPITAL EXPENDITURES.

     Our business requires substantial capital expenditures on a continuing basis for various purposes, including:

     o    expanding, maintaining and upgrading our network;

     o    investing in new customer acquisitions; and

     o    offering new services.

     From time to time, we also need to make capital expenditures for particular projects like integrating our billing and customer service systems. For the period from April 1, 2004 through March 31, 2005, we expect to spend between (pound)350 million and (pound)370 million, or between $640 million and $680 million, on acquiring fixed assets. We believe that our cash on hand, together with cash from operations and, if required, drawdowns under the (pound)250 million revolving tranche of our new credit facility, will be sufficient for our cash requirements through March 2005.

FAILURE TO CONTROL CUSTOMER CHURN MAY ADVERSELY AFFECT OUR FINANCIAL
PERFORMANCE.

     The successful implementation of our business plan depends upon us controlling our customer churn. Customer churn is a measure of customers who stop taking our services. An increase in customer churn can lead to increased costs and reduced revenues. In order to control customer churn, we aim to improve our customer service. If we fail to deliver a satisfactory level of customer service, this could contribute to an increase in customer churn. It will be difficult to improve customer service without an integrated billing system and customer database across our entire network, which we do not presently have. Although we are in the process of integrating our billing systems and customer databases, there can be no assurance that we will be successful in achieving our goal. The changeover to a new customer database may cause billing errors which can lead to customer churn. If we are not successful in integrating these systems, we could experience an adverse effect on customer service and, in turn, an increase in our customer churn rate. In addition, our customer churn rate may also increase if we are unable to deliver our services over our network without interruption.

     Our ability to control customer churn could also be adversely affected by the availability of competing services in the UK, like the digital satellite services offered by BSkyB, and digital terrestrial television services like Freeview, a joint venture owned by the BBC, Crown Castle International and BSkyB. Competing services also include telephone, dial-up Internet and broadband Internet services offered by BT Group plc, or BT, or third parties who resell some of BT's services. BT and BSkyB have regularly launched joint campaigns to entice our customers to move to these competing services. As we attempt to migrate customers to our DTV services, it is possible that some of our customers may move to our competitors. In addition, as our ATV or dial-up Internet customers choose to migrate to DTV or broadband Internet services in areas where we do not have an adequate network, we may lose these customers to competitors that can provide these services. For example, of the approximately 1.5 million homes passed by our network in London, we are not able to offer broadband Internet to approximately 815,000 homes. However, broadband Internet is being offered in this area by some of our competitors. Some of our customers in this area currently use our dial-up Internet services, and may also use our telephone or television services. These customers may discontinue some or all our services if they decide to use the broadband Internet services provided by our competitors.

WE COULD EXPERIENCE AN ADVERSE EFFECT ON OUR CUSTOMER SERVICE, CUSTOMER ACQUISITIONS, CUSTOMER CHURN RATE AND OPERATING COSTS IF WE DO NOT SUCCESSFULLY INTEGRATE OUR VARIOUS BILLING AND OPERATION PLATFORMS IN A TIMELY MANNER.

     As a result of our growth through acquisitions, we inherited numerous billing and customer service systems. We are in the process of integrating our various billing systems and customer databases to improve our customer service and our collections. It is possible that billing errors and other customer service problems will occur during this integration, potentially resulting in increased customer churn. In addition, we cannot be certain that this integration project will be successful. If the full integration of our billing and customer service systems is not successful, we could experience an adverse effect on our customer service, customer acquisitions, customer churn rate and costs of maintaining these systems going forward. We have attempted to integrate our billing systems in the past, but previous integration projects were not completed.

FAILURE TO MARKET BROADBAND INTERNET SERVICES SUCCESSFULLY WILL ADVERSELY IMPACT OUR REVENUE AND RESULTS OF OPERATIONS.

     A significant component of our strategy is to successfully market broadband Internet services to residential customers. We believe that our "triple play" offering of telephone service, broadband access to the Internet and digital television will prove attractive to our existing customer base and allow us to increase our average revenue per user, or ARPU. However, broadband Internet usage by residential customers remains a relatively new and underdeveloped market. As of March 31, 2004, out of approximately 6.8 million homes currently able to receive broadband Internet service from us, we had approximately 1.0 million residential customers receiving this service. In addition, we face significant competition in these markets through alternative Internet access media, including digital subscriber line, or DSL, services offered by companies like BT and Freeserve and dial-up services offered by many companies, including America Online. If customers are not prepared to pay a premium for broadband Internet access, compared to less expensive slower speed services like dial-up Internet access, we may not be able to successfully market broadband Internet services. If we are unable to charge prices for broadband Internet services that are anticipated in our business plan in response to competition or if our competition delivers better services to our customers, our results of operations will be adversely affected.

WE ARE SUBJECT TO TAXATION IN MULTIPLE JURISDICTIONS.

     We are subject to taxation in the U.S., the UK and the Republic of Ireland. Our effective tax rate and tax liability will be affected by a number of factors, like the amount of taxable income in particular jurisdictions, the tax rates in these jurisdictions, tax treaties between jurisdictions, the extent to which we transfer funds to and repatriate funds from our subsidiaries, and future changes in the law. Our tax liability will be dependent upon our operating results and the manner in which our operations are funded. Generally, the tax liability for each legal entity is determined either on a non-consolidated basis or on a consolidated basis only with other entities incorporated in the same jurisdiction. In either case, our tax liability is determined without regard to the taxable losses of non-consolidated affiliated entities. As a result, we may pay income taxes in one jurisdiction for a particular period even though on an overall basis we incur a net loss for that period.

WE HAVE HISTORICALLY HAD A DEFICIENCY OF EARNINGS TO FIXED CHARGES AND OUR EARNINGS IN THE FUTURE MAY NOT BE SUFFICIENT TO COVER THOSE FIXED CHARGES.

     For the three months ended March 31, 2004, and the years ended December 31, 2003, 2002, 2001, 2000 and 1999, our earnings were insufficient to cover fixed charges. The deficiency was approximately $116.8 million for the three months ended March 31, 2004, $959.6 million for the year ended December 31, 2003, $2,447.8 million for the year ended December 31, 2002, $11,786.6 million for the year ended December 31, 2001, $2,563.1 million for the year ended December 31, 2000 and $785.2 million for the year ended December 31, 1999. Fixed charges consist of interest expense, including capitalized interest, amortization of fees related to debt financing and rent expense deemed to be interest. Our earnings in the future may not be sufficient to cover those fixed charges.

OUR INTERNAL CONTROLS NEED TO BE IMPROVED.

     Following our emergence from Chapter 11 reorganization, we undertook an examination of a number of our internal controls and procedures. From that examination, we determined that some of our controls and procedures should be improved. For example, as a result of our historical growth through acquisitions, our internal control systems are derived from disparate businesses. We identified the need to improve the documentation of our detailed accounting policies and procedures to ensure that they are consistently applied throughout our business. We also identified the need to improve our procedures for reconciling between our telephone call data records and billing systems and the need for a comprehensive disaster recovery plan.

     In addition, we are examining methods for improving management's control of operations by developing consistent policies for the procurement and management of contracts with third-party vendors. Furthermore, we are working to improve our operating practice and procedures relating to budgeting, authorizing, monitoring and appraising major projects. Although we have policies in place, we are working to ensure that they are consistently applied.

     Pursuant to the Sarbanes-Oxley Act of 2002, we will be required to include in our Form 10-K filings, beginning with our Form 10-K for the year ending December 31, 2004, a report by our management as to the effectiveness of our internal controls over financial reporting and our independent auditors will be required to attest to and report on this evaluation by management. We have set up a project team that is working to document, evaluate and test our internal controls to enable our management to report that we have effective internal controls over financial reporting at December 31, 2004. There can be no assurance that we will achieve this objective. In particular, if we are unable to complete the integration of our billing systems and customer databases by December 31, 2004, it may impact our ability to fully document, evaluate and test the effectiveness of the internal controls relating to these systems and databases prior to that date.

WE ARE SUBJECT TO SIGNIFICANT COMPETITION IN EACH OF OUR REPORTABLE SEGMENTS AND WE EXPECT THAT COMPETITION WILL INTENSIFY.

     BT and BSkyB dominate some of the markets in which we operate our telephone and television services. These competitors each have very large market shares and generally have fewer financial and operating constraints than we have. As existing technology develops and new technologies emerge, we believe that competition will intensify in each of our business areas. For example, mobile telephone services are becoming increasingly popular as an alternative to fixed line services like ours. In addition, the imposition of carrier pre-select on BT is encouraging new companies to enter the telephone resale market which will increase pricing pressure on our telephone services. In the digital television market, Freeview is expected to launch a low-cost pay-TV service that may compete for digital television customers. Also, BT, or a third party to whom BT resells capacity may provide program content like video-on-demand over the BT DSL network. Some of our competitors have substantially greater financial and technical resources than we have. Moreover, we may be required to reduce prices if our competitors reduce prices or as a result of any other downward pressure on prices for telecommunications services. For example, BT recently announced plans to reduce the price of calls by about 10% for approximately 6 million of its telephone customers. Any reduction in our prices could have an adverse effect on our results of operations and financial condition.

     In addition, BSkyB has access to various movie and sports programming content that is used to create some of the most popular pay-TV channels in the UK. While we carry several of those channels on our systems, we are dependent upon BSkyB to provide us with this content. The Office of Fair Trading, or OFT, has determined that BSkyB was dominant in some wholesale premium pay-TV markets in the UK, specifically in its offering of various sports content and premium pay-TV movie channels. Although this determination of "dominance" could constrain BSkyB in its pricing of these channels, the current pricing for this content remains unfavorable to us. We and BSkyB have reached agreement on the main principles of a marketing incentive scheme that will provide us with improved economic terms based on increased sales of BSkyB's premium movie and sports channels. Conclusion of this deal is subject to various matters, including the negotiation of a long form carriage agreement. There can be no assurance that we will enter into a definitive agreement with BSkyB, that any changes to the existing pricing arrangements will be made and if made, that any changes will prove beneficial to us.

     Our contract with BSkyB for the supply of its basic channels expires in 2006. If it is not renewed, this could result in a loss of present customers or make it more difficult for us to attract new customers and this could have a material adverse effect on our business and financial condition.

WE HAVE EXPERIENCED SIGNIFICANT CHANGES IN OUR SENIOR MANAGEMENT AND OUR MANAGEMENT TEAM HAS BEEN TOGETHER FOR A LIMITED TIME.

     A small number of key executive officers manage our businesses. Since completion of the Plan, there have been a number of changes in our senior management team. In March 2003, James F. Mooney, our chairman, and Scott E. Schubert, our chief financial officer, joined us. In April 2003, Simon P. Duffy joined us as our chief operating officer. In August 2003, Barclay Knapp resigned as our president and chief executive officer and was replaced by Mr. Duffy. The loss of one or more of our executive officers could have a material adverse effect on us. A number of other executive officers, who were based in New York, also resigned in 2003. The responsibilities of these persons were delegated to existing and new employees.

     Because of these management departures, additions and changes in roles, our current management team has not worked together in their current positions for a significant length of time and may not be able to work together effectively in these new positions to successfully develop and implement our business strategies. In addition, as a result of these management changes, management may need to devote significant attention and resources to preserve and strengthen relationships with employees and customers. All members of our management team will need to overcome the challenges created by any vacancies in our senior management positions that remain unfilled. We believe that our future success will depend in large part on our continued ability to attract and retain highly skilled and qualified personnel. Although we have entered into employment contracts with most of our executive officers, those contracts cannot prevent these individuals from resigning. In most cases, if an individual does resign, he is bound by non-compete clauses which may or may not discourage the individual from leaving.

     If our new management team is unable to develop successful business strategies, achieve our business objectives or maintain effective relationships with employees and customers, our ability to grow our business and successfully meet operational challenges could be impaired.

A CATASTROPHE AT ONE OR MORE OF THE LOCATIONS WHERE OUR CRITICAL CABLE NETWORK SYSTEMS ARE HOUSED COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     Our business is dependent on many sophisticated critical systems, which support all of the various aspects of our cable network operations. The hardware supporting a large number of critical systems for our cable network is housed in a relatively small number of locations. If one or more of these locations were to be subject to fire, natural disaster, terrorism including electronic sabotage, power loss or other catastrophe, we would not be able to pass transmission signals over our cable network. This would cause serious harm to our business. Although we have disaster recovery plans in respect of our ntl: networks and the network of ntl: broadcast which are designed to prevent or mitigate a potential failure, we cannot assure you that any disaster recovery, security and service continuity protection measures we have, or may take, in the future will be sufficient. In addition, although we build our cable network in resilient rings to ensure the continuity of network availability in the event of any damage to our underground fibers, it is likely that no transmission signals will be able to pass if any ring is cut twice. In particular, a portion of our Irish operation is dependent upon our Sirius undersea ring connecting the Republic of Ireland to the UK.

FAILURE IN OUR TECHNOLOGY OR TELECOMMUNICATIONS SYSTEMS COULD SIGNIFICANTLY DISRUPT OUR OPERATIONS, WHICH COULD REDUCE OUR CUSTOMER BASE AND RESULT IN LOST REVENUES.

     Our success depends, in part, on the continued and uninterrupted performance of our IT systems as well as our customer service centers. Our computer systems are vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts and natural disasters. Moreover, despite security measures, our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautions we have taken, unanticipated problems affecting our systems could cause failures in our IT systems, including systems that are critical for timely and accurate customer billing, or our customer service centers. Sustained or repeated system failures that interrupt our ability to provide service to our customers or otherwise meet our business obligations in a timely manner would adversely affect our reputation and result in a loss of customers and net revenue. Although some of our IT systems are covered by a disaster recovery plan, we are currently developing a comprehensive disaster recovery plan for all of our IT systems in conjunction with the integration of our customer and billing databases. We cannot assure you that our existing disaster recovery plan will be sufficient, nor whether any changes to that plan could be implemented on a timely basis, or at all, and if implemented will be sufficient.

WE DO NOT INSURE THE UNDERGROUND PORTION OF OUR CABLE NETWORK AND VARIOUS PAVEMENT-BASED ELECTRONICS ASSOCIATED WITH OUR CABLE NETWORK.

     We obtain insurance of the type and in the amounts that we believe are customary for similar companies. Consistent with this practice, we do not insure the underground portion of our cable network or various pavement-based electronics associated with our cable network. Substantially all of our cable network is constructed underground. As a result, any catastrophe that affects our underground cable network or our pavement-based electronics could prevent us from providing services to our customers and result in substantial uninsured losses.

THE TELECOMMUNICATIONS INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGES AND WE CANNOT PREDICT THE EFFECT OF ANY CHANGES ON OUR BUSINESSES.

     The services we provide our customers may become outdated due to technological breakthroughs rendering our services out of date. In addition, our business plan contemplates the introduction of services using new technologies. Our investments in those new services, like those related to the third generation, or 3G, mobile network, may prove premature. We may not realize anticipated returns on these new products. The cost of implementation of emerging and future technologies could be significant. Our ability to fund this implementation may depend on our ability to obtain additional financing.

OUR PROSPECTS WILL DEPEND, IN PART, ON OUR ABILITY TO CONTROL OUR COSTS WHILE MAINTAINING AND IMPROVING OUR SERVICE LEVELS.

     As a result of capital constraints imposed on our business during our restructuring, we reduced expenditures in a variety of areas, including a substantial reduction in capital expenditures, a reduction in the number of our employees and the outsourcing of some functions. Some of these expenditures, particularly capital expenditures and employee costs, may increase in future periods in order to accommodate growth in our business. Our prospects will depend in part on our ability to continue to control costs and operate more efficiently, while maintaining and improving our existing service levels. In particular, in order to reduce costs, we are in the process of negotiating with several of our vendors for better terms under existing and future agreements. We cannot be certain that these negotiations will conclude successfully.

NTL: BROADCAST AND NTL: CARRIERS ARE DEPENDENT UPON ITV AND OTHER
CONTRACTS.

     ntl: broadcast has contracts for the provision of television broadcasting transmission services across the UK to 15 regional commercial television stations, collectively known as ITV, Channel 4/S4C and five, formerly Channel 5. Although the ITV companies and Channel 4/S4C have renewed their contracts with us in the past, we cannot assure you that they will do so upon expiration of their current contracts in 2012. Our contract with five is up for renewal in 2007. Even if the current contracts are renewed, the terms of renewal may be on a basis less favorable to us or may not cover all of the transmission services that we currently provide to them. The UK government may decide to reallocate the analog spectrum currently used by these broadcasters, forcing them to migrate to digital spectrums before the expiration of these contracts. This would result in the termination of our analog contracts prior to their expiration dates, which would have an adverse effect on our results of operations.

     Other contracts important to ntl: broadcast include a contract for the provision of communications services to the Metropolitan Police in London. This contract is subject to renewal in October 2004. We cannot assure you that the renewal will be on the same basis as the existing contract or that the Metropolitan Police will not seek other parties to provide some or all of the services we currently provide for them. The Metropolitan Police in London is our largest public safety customer.

     ntl: carriers has a contract with Orange Personal Communications Services Limited, or Orange, for the design, construction and operation of elements of Orange's mobile network in the UK. The minimum term of this contract is scheduled to expire in 2006 and we cannot assure you that it will be renewed.

     In addition, ntl: carriers currently has a contract with Vodafone Group Plc, or Vodafone, for the supply of mobile transmission services, including core inter-switch and backhaul network capacity in the UK. This contract is scheduled to terminate in October 2004, and we do not expect that this contract will be renewed.

NTL: BROADCAST IS DEPENDENT UPON SITE SHARING ARRANGEMENTS WITH ITS PRINCIPAL COMPETITOR.

     As a result of various factors, including a natural shortage of potential transmission sites and the difficulties in obtaining local planning permission for erection of further masts, we made arrangements with Crown Castle UK Limited, or Crown, a subsidiary of Crown Castle International Corp., to share a large number of analog tower sites that are owned by either us or Crown. We cannot assure you that these site sharing arrangements will remain in place. Termination of the site sharing arrangements would have a material adverse effect on us, particularly if we no longer have the use of transmission sites owned by Crown.

     We are negotiating a formal arrangement with Crown pending finalization of a digital site sharing agreement that is expected to be on terms similar to our existing analog site sharing agreement. We currently have an informal arrangement with Crown with respect to sharing digital sites. We cannot assure you that we will reach a formal arrangement with Crown with respect to digital site sharing.

OUR BUSINESS IS SUBJECT TO GOVERNMENT REGULATION AND CHANGES IN CURRENT REGULATIONS MAY ADVERSELY AFFECT US.

     Our principal business activities are regulated and supervised by various governmental bodies. For example, the majority of the prices that our ntl: broadcast segment may charge the ITV companies and Channel 4/S4C for transmission services are subject to regulation by our primary regulator, the Office of Communications, or OFCOM.

     In addition, OFCOM launches regulatory initiatives from time to time. For example, priorities in OFCOM's 2004/5 Annual Plan includes the promotion of effective and sustainable competition in both the wholesale and retail broadband markets, addressing the need for greater competition in fixed-line telephone markets, and reviewing the market for local loop unbundling. Since BT is the dominant supplier in these markets, OFCOM may require BT to price its wholesale services so that its network operator competitors can compete effectively by making sufficient margin on their activities. While the imposition of this requirement on BT may allow us to benefit from improved wholesale pricing, it may force retail prices down generally in these markets, including the charges we make to our customers. OFCOM initiatives may also require significant expenditures by us. For example, OFCOM recently increased the amount of the funds that communications providers must hold to cover any liabilities that they may incur in installing infrastructure on public land.

     Changes in laws, regulations or governmental policy or the interpretations of those laws or regulations affecting our activities, like licensing requirements, changes in price or cost regulation and deregulation of interconnection arrangements, could have a material adverse effect on us. For example, in the past OFCOM has reserved the right to impose universal service obligations on communication service providers.

     We are also subject to regulatory initiatives of the European Union, or the EU. Changes in EU directives may reduce our range of programming and increase the costs of purchasing television programming or require us to provide access to our cable network infrastructure to other service providers. Any of these changes could have a material adverse effect on our results of operations. In addition, EU regulators are proposing the adoption of a common European standard for set-top boxes used in customer premises equipment that is not compatible with our set-top boxes. If this change is adopted, we could incur substantial costs to modify our equipment.

OUR COMPLETED CHAPTER 11 REORGANIZATION MAY HARM OUR BUSINESS AND OUR BRAND
NAME.

     Adverse publicity or news coverage regarding our recent Chapter 11 reorganization and financial condition could have an adverse effect on parts of our business. We may find it difficult to convince customers to subscribe for our services and any negative publicity or news coverage may be used by our competition to convince customers to discontinue our service, increasing customer churn. Although we have completed the Plan, it is possible that this negative publicity will have a long-term effect on us and our brand name. For example, our recent reorganization has had an adverse impact on our credit standing with our suppliers and other trade creditors. This increases our costs of doing business and hinders our negotiating power with our suppliers and other trade creditors. Similarly, negative press about the financial condition of other cable and pay television operations and alternative telecom carriers in general may affect our reputation.

FRESH-START REPORTING MAY MAKE FUTURE FINANCIAL STATEMENTS DIFFICULT TO
COMPARE.

     As a result of the completion of the Plan, we are operating our business under a new capital structure. In addition, we adopted fresh-start reporting in accordance with SOP 90-7 as of January 1, 2003. Because SOP 90-7 required us to reset our assets and liabilities to current fair values, our financial condition and results of operations after our reorganization will not be comparable in some material respects to the financial condition or results of operations reflected in our historical financial statements for periods prior to January 1, 2003 included, or incorporated by reference, in this prospectus. This may make it difficult to assess our future prospects based on historical performance.

WE ARE SUBJECT TO CURRENCY AND INTEREST RATE RISKS.

     We encounter currency exchange rate risks because substantially all of our revenues and operating expenses are earned and paid primarily in pounds and, to a lesser extent, euros, but we pay interest and principal obligations with respect to a portion of our existing indebtedness in U.S. dollars and euros. To the extent that the pound declines in value against the U.S. dollar, the effective cost of servicing our U.S. dollar denominated debt will be higher. To the extent that the pound declines in value against the euro, the effective cost of servicing our euro denominated debt will be higher. Changes in the exchange rate result in foreign currency transaction gains or losses. As of March 31, 2004, $494.3 million, net of unamortized discount of $132.9 million, or 9.0%, of our long-term debt was denominated in U.S. dollars. Following our refinancing transaction, $525 million, or approximately 9.6%, of our long-term debt is denominated in U.S. dollars and approximately 4.9%, or (euro)225 million is denominated in euros.

     Because the revenues and expenses from our principal operations are denominated primarily in pounds but we report our financial results in U.S. dollars, our financial results are also impacted by currency fluctuations which are unrelated to our underlying results of operations.

     We are also subject to interest rate risk because we have substantial indebtedness at variable interest rates. As of March 31, 2004, our interest was determined on a variable basis on $4,692.0 million, or 85.7%, of our long-term debt, net of unamortized discount, then outstanding. An increase in interest rates of 0.25% would have increased our interest expense by approximately $11.7 million per year. Following our refinancing transaction, and assuming a drawdown of (pound)50 million of our revolving tranche, or $87.9 million, approximately $4,012.4 million, or 73.3%, of total long-term debt is subject to variable interest rates.

     We are required under the terms of our new credit facility to enter into various currency and interest hedging contracts. In April 2004, we entered into several derivative financial instruments including interest rate and foreign currency contracts to modify the cash flow risk exposures in connection with our issued debt. The specific transactions we have executed are described in "The Company-Recent Developments-Derivative Financial Instruments." We cannot assure you that these transactions, or any other hedging transactions we might enter into, will be successful or that shifts in the currency exchange rates or interest rates will not have a material adverse effect on us.

PROVISIONS OF OUR DEBT AGREEMENTS, OUR STOCKHOLDER RIGHTS PLAN, OUR CERTIFICATE OF INCORPORATION AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE OF CONTROL OF OUR COMPANY.

     We may, under some circumstances involving a change of control of our company, be obligated to offer to repurchase substantially all of our outstanding senior notes and repay our outstanding indebtedness under our new credit facility and other indebtedness. We cannot assure you that we will have available financial resources necessary to repurchase those notes or repay that indebtedness in those circumstances.

     If we cannot repurchase those senior notes or repay our indebtedness under our new credit facility or other indebtedness in the event of a change of control of our company, the failure to do so would constitute an event of default under the agreements under which that indebtedness was incurred and could result in a cross-default under other indebtedness that does not have similar provisions. The threat of this could have the effect of delaying or preventing transactions involving a change of control of our company, including transactions in which our stockholders would receive a substantial premium for their shares over the then current market prices, or otherwise which they may deem to be in their best interest.

     Our stockholder rights plan, some provisions of our amended and restated certificate of incorporation and our ability to issue additional shares of common stock or preferred stock to third parties without stockholder approval may have the effect, alone or in combination with each other, of preventing or making more difficult transactions involving a change of control of our company. In addition, we are subject to the Delaware anti-takeover law that prohibits some Delaware corporations from engaging in business combinations or other transactions with any stockholder who owns 15% or more of the corporation's outstanding voting stock, for three years following the date that the stockholder acquired that interest.

ONE OF OUR LARGEST STOCKHOLDERS HAS AN INFLUENCE OVER OUR BUSINESS AND
AFFAIRS.

     As of May 24, 2004 W.R. Huff Asset Management Co., L.L.C., or W.R. Huff Asset Management, owned approximately 12.9% of our outstanding common stock.

     William R. Huff is the principal and president of W.R. Huff Asset Management and serves on our board of directors. Edwin M. Banks is a portfolio manager for W.R. Huff Asset Management and serves on our board of directors. As a result of these relationships, when conflicts between the interests of W.R. Huff Asset Management and the interests of our other stockholders arise, these directors may not be disinterested. These stockholders may also from time to time make significant investments in other telecommunications companies, including their present investment in Telewest Communications plc, or Telewest. A number of our significant stockholders and their affiliates, including W.R. Huff Asset Management, Oaktree Capital Management, LLC, or Oaktree Capital , and Franklin Mutual Advisers, LLC, or Franklin Mutual Advisers, are creditors of Telewest. On April 26, 2004, courts in the UK directed that a meeting of creditors of Telewest be convened for the purpose of considering and approving a scheme of arrangement relating to the debt for equity swap announced by Telewest on September 15, 2003. Subject to the creditors' meetings to be held in the near future and final court approval, W.R. Huff Asset Management, Oaktree Capital and Franklin Mutual Advisers and their affiliates will become significant stockholders of Telewest. This may result in conflicts of interest. In addition, these stockholders may own debt securities of our subsidiaries, including the senior notes. Actions these stockholders take relating to these investments may conflict with the interests of our other stockholders. Under Delaware law, although our directors and officers have a duty of loyalty to us, transactions that we enter into in which a director has a conflict of interest are generally permissible so long as the material facts as to the director's or officer's relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, or the transaction is otherwise fair to us.

     Our seven largest stockholders, including W.R. Huff Asset Management, own approximately 60.0% of our outstanding common stock as of May 24, 2004.

RISKS RELATED TO OUR COMMON STOCK

WE DO NOT EXPECT TO PAY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE
FUTURE.

     We have never paid cash dividends on our common stock and do not expect to pay dividends on our common stock in the foreseeable future. Our payment of any dividends in the future will be at the discretion of our board of directors and will depend upon various factors, including future earnings, operations, capital requirements, our general financial condition and the general financial condition of our subsidiaries. In addition, under Delaware law, unless a corporation has available surplus it cannot declare or pay dividends on its capital stock.

     Furthermore, our various debt agreements impose limitations on the payment of dividends, the distribution of earnings and the making of other payments to us by our subsidiaries. These restrictions limit amounts available for us to pay dividends on our common stock. The terms of any future indebtedness may contain similar limitations.

THE MARKET PRICE OF OUR COMMON STOCK IS SUBJECT TO VOLATILITY AS WELL AS TRENDS IN THE TELECOMMUNICATIONS INDUSTRY IN GENERAL.

     The current market price of our common stock may not be indicative of prices that will prevail in the trading markets in the future. The market price of our common stock could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include actual or anticipated variations in our operational results and cash flow, our earnings releases and our competitors' earnings releases, announcements of technological innovations, changes in financial estimates by securities analysts, trading volume, market conditions in the industry and the general state of the securities markets and the market for telecommunications stocks, changes in capital markets that affect the perceived availability of capital to communications companies, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, like recessions. In particular, valuations of telecommunications companies have generally fallen over the past few years. Trends in this industry are likely to have a corresponding impact on the price of our common stock.

SALES OF LARGE AMOUNTS OF OUR COMMON STOCK OR THE PERCEPTION THAT SALES COULD OCCUR MAY DEPRESS OUR STOCK PRICE.

     As of May 24, 2004, there were 87,179,839 shares of common stock outstanding. At the time of our emergence from Chapter 11, we granted to the selling stockholders rights to cause us, at our expense, to file one or more registration statements under the Securities Act covering resales of shares of our common stock held by them, including upon exercise of the Series A warrants. In addition, we have granted to some of the selling stockholders and certain investment funds and accounts managed by Oaktree Capital similar registration rights covering resales of shares of common stock acquired by them upon exercise of rights in the rights offering. These shares may also be sold under Rule 144 under the Securities Act, depending on their holding period and subject to significant restrictions in the case of shares held by persons deemed to be our affiliates.

     Sales of large blocks of shares of our common stock in the public market could lower our stock price and impair our ability to raise funds in future stock offerings.

WE MAY IN THE FUTURE SEEK TO RAISE FUNDS THROUGH EQUITY OFFERINGS, WHICH COULD HAVE A DILUTIVE EFFECT ON OUR COMMON STOCK.

     In the future we may determine to raise capital through offerings of our common stock, securities convertible into our common stock, or rights to acquire these securities or our common stock. In any case, the result would ultimately be dilutive to our common stock by increasing the number of shares outstanding. We cannot predict the effect this dilution may have on the price of our common stock.

INTERESTS OF OUR STOCKHOLDERS MAY ALSO BE DILUTED BY POTENTIAL ADJUSTMENTS TO OUTSTANDING OPTIONS AND WARRANTS AND THE TREATMENT OF OPTIONS MAY HAVE AN ADVERSE ACCOUNTING IMPACT.

     We had outstanding options to purchase 3,278,900 shares at an average exercise price of $18.04 per share under the Amended and Restated NTL 2004 Stock Incentive Plan, formerly known as the NTL 2003 Stock Option Plan, as of May 24, 2004. Under the terms of the plan, in the event of a transaction affecting our capitalization, the compensation committee of our board of directors shall proportionately adjust the number of shares covered by outstanding options and the exercise price of these options so as to, in the committee's judgment and sole discretion, prevent the diminution or enlargement of the benefits intended by the plan. The committee has not made any determination at this time whether any adjustment will be made to the outstanding options. In making this determination, the committee will take into account various factors. Under generally accepted accounting principles, there may be adverse accounting consequences in connection with equity restructurings, including rights offerings, if these accounting principles require that equitable or other appropriate adjustments be made to our outstanding options to avoid these adverse consequences and no adjustments are made. If these adverse accounting consequences were to occur, we would be required to expense over the remaining vesting period of our outstanding options the difference between the market value of our shares after giving effect to the rights offering and the exercise prices for all outstanding options. Under some limited circumstances, for each subsequent quarter, we may be required to take into account in reporting this expense change to the market price of our shares as of the end of each quarter.

RISKS RELATED TO OUR CAPITAL STRUCTURE

OUR SUBSTANTIAL AMOUNT OF DEBT COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND DIMINISH STOCKHOLDER VALUE.

     We are highly leveraged. As of March 31, 2004, our long-term indebtedness was (pound)3.0 billion, or $5.5 billion. Our substantial indebtedness could adversely affect us by:

     o making it more difficult for us to satisfy our payment and other obligations under the senior notes and our payment and other obligations under our new credit facility;

     o limiting our ability to borrow money for working capital, capital expenditures, acquisitions or other purposes, if needed, and increasing the cost of any of these borrowings;

     o requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, which reduces the funds available for operations and future business opportunities;

     o limiting our flexibility in responding to changing business and economic conditions, including increased competition and demand for new services; and

     o placing us at a disadvantage when compared to our competitors that have less debt.

     Under the terms of the indenture governing the senior notes, we could incur significant additional indebtedness in the future that would intensify the leverage-related risks described above.

     Interest on debt under our new credit facility and interest on the floating rate senior notes are calculated on a floating rate basis. As of March 31, 2004, 85.7% of our long-term indebtedness accrues interest at variable interest rates. Following the refinancing transaction, 73.3% of our total long-term indebtedness accrues interest at variable interest rates. An increase in interest rates would increase our interest expense under our new credit facility to the extent that this debt is not covered by any hedging instrument, which would reduce the funds available to make payments on the senior notes and any other debt we have and the funds available to finance our operations and future business opportunities. While we are obliged to hedge a portion of the outstanding debt under our new credit facility against fluctuations in interest rates and may wish to minimize further our exposure to increases in interest rates through additional hedging arrangements, we may still be subject to interest rate increases.

WE MAY NOT HAVE ENOUGH CASH AVAILABLE TO SERVICE OUR DEBT.

     Our ability to make payments on the senior notes and meet our other debt service obligations, and to fund planned capital and development expenditures or opportunities that may arise, including acquisitions of other businesses, will depend on our ability to generate sufficient cash in the future. Our ability to generate cash is affected by our success in implementing our business strategy, as well as general economic, financial, competitive, regulatory, technological and other factors that are beyond our control. If we cannot generate sufficient cash to meet our debt service requirements, we may:

     o be forced to reduce or delay our business activities and capital expenditures;

     o    sell assets;

     o    issue additional debt or equity capital; or

     o    restructure or refinance all or a portion of our debt.

     If we are not able to refinance our debt, obtain additional financing or sell assets on commercially reasonable terms, or at all, we may not be able to satisfy our obligations with respect to our debt. The terms of our existing and future indebtedness may limit our ability to pursue any of these alternatives or to use any excess cash flow or cash proceeds to service our debt. Our new credit facility includes terms which require that excess cash flow and cash generated from some asset sales, equity and debt issuances must be used to mandatorily prepay the principal amounts outstanding under our new credit facility. In addition, NTL Cable's subsidiaries may not have sufficient funds to repay all of their obligations, including their intercompany loans, and to make payments to NTL Cable to enable it to make payments on the senior notes. For example, the indenture governing the senior notes allows subsidiaries of NTL Cable to incur indebtedness which by its terms limits the ability of these subsidiaries to pay dividends to NTL Cable. If we default on any of our debt instruments, borrowings under other debt instruments that contain cross-default or cross-acceleration provisions may be accelerated or become payable on demand.

WE ARE A HOLDING COMPANY AND ARE DEPENDENT UPON CASH FLOW FROM OUR SUBSIDIARIES TO MEET OUR OBLIGATIONS.

     We and a number of our subsidiaries are holding companies with no independent operations or significant assets other than investments in subsidiaries. We and each of these holding companies depend upon the receipt of sufficient funds from our subsidiaries to meet our obligations. The inability to transfer cash among entities within our restricted group may mean that even though we may have sufficient resources to meet our obligations, we may not be permitted to make the necessary transfers from one entity in our restricted group to another entity in our restricted group in order to make payments to the entity which has the obligations to be met.

     The terms of our new credit facility and the senior notes limit the payment of dividends, loan repayments and other distributions to or from these companies under many circumstances. Various agreements governing the debt that may be issued by our subsidiaries from time to time may restrict and, in some cases, prohibit the ability of these subsidiaries to move cash within our restricted group. Under the indenture governing the senior notes, subsidiaries of NTL Cable are permitted to incur additional indebtedness which may contain similar restrictions. Some of our subsidiaries are also dependent on funding from NTL Cable or other holding companies. In addition, a default by any subsidiary on its debt is likely to result in reduced dividends or distributions by the defaulting entity to us. Reduced distributions by any of these subsidiaries could have a material adverse effect on us.

     Applicable law may also limit the amounts that some of our subsidiaries are permitted to pay as dividends or distributions on their equity interests.

THE RESTRICTIVE COVENANTS UNDER OUR INDEBTEDNESS MAY LIMIT OUR ABILITY TO MAKE PAYMENTS ON OUR INDEBTEDNESS OR OTHERWISE OPERATE OUR BUSINESS.

     The agreements governing our outstanding indebtedness contain restrictive covenants that limit the discretion of our management over various business matters. For example, the covenants restrict our ability to:

     o    incur or guarantee additional indebtedness;

     o pay dividends or make other distributions, or redeem or repurchase equity interests or subordinated obligations;

     o    make investments;

     o    sell assets, including the capital stock of subsidiaries;

     o    enter into sale/leaseback transactions;

     o    create liens;

     o enter into agreements that restrict the restricted subsidiaries' ability to pay dividends, transfer assets or make intercompany loans;

     o merge or consolidate or transfer all or substantially all of our assets; and

     o    enter into transactions with affiliates.

     These restrictions could materially adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that may be in our best interests. We may also incur other indebtedness in the future that may contain financial or other covenants more restrictive than those applicable under our existing indebtedness.

     In addition, our new credit facility requires us to comply with various financial covenants. Events beyond our control may affect our ability to comply with these financial covenants.

     Our failure to comply with these financial covenants and other obligations could cause an event of default under our new credit facility. If an event of default occurs, our lenders could elect to declare all amounts outstanding and accrued and unpaid interest on our new credit facility to be immediately due, and the lenders could then foreclose upon the assets securing our new credit facility. A payment default on other indebtedness may also constitute an event of default under the terms of the senior notes. If an event of default occurs, we cannot assure you that we would have sufficient assets to repay all of our obligations.

                              USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock sold by the selling stockholder pursuant to this prospectus. The selling stockholder will receive all of the proceeds from any of these sales.

                            SELLING STOCKHOLDER

     The following chart sets forth as of May 24, 2004 information with respect to the amount of common stock held by the selling stockholder. The chart shows the number of shares of common stock beneficially owned by the selling stockholder as of the date indicated, the percentage of the class, the maximum number of shares of common stock being offered, the number of shares of our common stock owned by the selling stockholder after the offering is completed and the percentage of the class. The chart also indicates the nature of any position, office or other material relationship which the selling stockholder has had within the past three years with us or any of our predecessors or affiliates.


                                NUMBER OF SHARES BENEFICIALLY OWNED                             NUMBER OF SHARES BENEFICIALLY
                                       PRIOR TO THE OFFERING                                     OWNED AFTER THE OFFERING(3)
                                -----------------------------------                             -----------------------------
                                                                         MAXIMUM NUMBER OF
                                                      PERCENTAGE OF     SHARES TO BE OFFERED      NUMBER OF        PERCENTAGE
SELLING STOCKHOLDER             NUMBER OF SHARES          CLASS                HEREBY               SHARES          OF CLASS
----------------------          ----------------      -------------     -------------------       ----------       ----------

   James F. Mooney (1)             410,234                 --              170,234(2)                  --               --


(1) James F. Mooney is currently the chairman of our Board of Directors. Pursuant to Mr. Mooney's agreement with us Mr. Mooney was granted options to purchase 400,000 shares under the NTL 2003 Stock Option Plan. Of these options, 100,000 are presently exercisable at $9.85 per share and 90,000 options are presently exercisable or will become exercisable within 60 days of the date of this prospectus at $15 per share. The remaining 210,000 options will become exercisable pro rata on a quarterly basis from September 2004 through December 2007. In 2003, we granted 200,000 shares of restricted common stock to Mr. Mooney, 16,667 shares of which vested on March 31, 2003, 66,668 shares of which vested on March 31, 2004, 16,667 shares of which will vest on the last day of each calendar quarter beginning on June 30, 2004 through and including September 30, 2005 and 16,663 share of which will vest on December 31, 2005. Of the 66,668 shares of restricted stock which vested on March 31, 2004, 29,766 were held back by us and are now treasury stock. These 29,766 shares had a value at that time of $1,765,542.53, representing the amount of US and state taxes we remitted on Mr. Mooney's behalf for the income he recognized upon the vesting of these 66,668 shares of restricted stock. As a result, Mr. Mooney received a net number of 36,902 shares upon the vesting of these 66,668 shares of restricted stock. On March 15, 2004, Mr. Mooney was granted an additional 50,000 shares of restricted stock, which grant became effective after approval by our stockholders of our 2004 NTL Amended and Restated Stock Incentive Plan. 4,167 of these shares vested on May 6, 2004 and an additional 4,167 shares will vest on July 15, 2004 and on each quarter thereafter until fully vested. These 50,000 shares were registered on our Form S-8 filed with the SEC on May 6, 2004.

(2) Represents 200,000 restricted shares of our common stock less 29,766 held back as described in footnote 1 above.

(3) Because the selling stockholder may offer all, some portion or none of the above shares pursuant to this prospectus or otherwise, no estimate can be given as to the amount or percentage of such securities that will be held by the selling stockholders upon termination of any such sale.

                            PLAN OF DISTRIBUTION

     Our common stock is being registered by us to permit the sale of common stock by the selling stockholder from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholder of the offered common stock. We will bear all costs, fees and expenses incurred in connection with our obligation to register, and the registration of, the offered common stock.

     The selling stockholder may sell the offered common stock from time to time on any stock exchange or automated interdealer quotation system on which the offered common stock may be listed or quoted, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, or at prices otherwise negotiated. The selling stockholder may sell the offered common stock in one or more transactions by one or more of the following methods, without limitation:

     o block trades in which the broker or dealer so engaged will attempt to sell the offered common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

     o an exchange distribution in accordance with the rules of any stock exchange on which the offered common stock is listed or quoted, including the Nasdaq National Market;

     o ordinary brokerage transactions and transactions in which the broker solicits purchases;

     o    privately negotiated transactions;

     o    short sales;

     o through the writing of put or call options relating to the offered common stock, whether or not the options are listed on an options exchange or otherwise;

     o one or more underwritten offerings on a firm commitment or best efforts basis; and

     o    any combination of the above methods of sale or otherwise.

     The  selling stockholder may also transfer the securities by gift.

     The selling stockholder may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the offered common stock. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with the selling stockholder to sell a specified number of the offered common stock at a stipulated price per security. If the broker-dealer is unable to sell the offered common stock acting as agent for the selling stockholder, it may purchase as principal any unsold offered common stock at the stipulated prices. Broker-dealers who acquire securities as principals may thereafter resell the offered common stock from time to time in transactions in any stock exchange or automated interdealer quotation system on which the offered common stock is then listed or quoted, including the Nasdaq National Market, at prices and on terms then prevailing at the time of sale, at prices related to the then current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

     In connection with sales of the offered common stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the offered common stock in the course of hedging positions they assume with the selling stockholder, including, without limitation, in connection with distributions of the offered common stock by those broker-dealers. The selling stockholder may enter into option or other transactions with broker-dealers, who may then resell or otherwise transfer that offered common stock. The selling stockholder may also loan or pledge the offered common stock to a broker-dealer and the broker-dealer may sell the offered common stock that is loaned or upon a default may sell or otherwise transfer the offered common stock that is pledged. The selling stockholder may also sell short offered common stock and deliver offered common stock to close out short positions, and in those instances, this prospectus may be delivered in connection with the short sales and the offered common stock may be used to cover short sales or loan or pledge offered common stock to broker-dealers that in turn may sell the offered common stock.

     From time to time, the selling stockholder may pledge, hypothecate or grant a security interest in some or all of the offered common stock owned by it. If the selling stockholder defaults in performance of the secured obligations, pledgees or secured parties may, upon foreclosure, offer and sell the offered common stock from time to time and shall, for these purposes, be deemed to be selling stockholder. The selling stockholder may also transfer and donate the offered common stock in other circumstances. If a selling stockholder's offered common stock is sold as a result of a foreclosure or the selling stockholder donates or otherwise transfers its stock, the number of shares of the offered common stock beneficially owned by it will decrease when these actions are taken. The plan of distribution for the offered common stock will otherwise remain unchanged.

     Any underwriters, dealers, brokers or agents participating in the distribution of the offered common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder, for whom they may act as agent or to whom they may sell as principal, which compensation as to a particular broker-dealer might be in excess of that which is customary in the types of transactions involved.

     In addition, any common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 of the Securities Act may be sold in open market transactions in reliance on Rule 144 rather than pursuant to this prospectus.

     Under the securities laws of some states, the offered common stock may be sold in those states only through registered or licensed brokers or dealers. In addition, in some states the offered common stock may not be sold unless the offered common stock has been registered or qualified for sale in that state or an exemption from registration or qualification is available and the sale is in compliance with that exemption.

     The selling stockholder and any other person participating in the sale or distribution of the offered common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the offered common stock by the selling stockholder and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of offered common stock in the market and to the activities of the selling stockholders and their affiliates.

     Furthermore, Regulation M may restrict the ability of any person engaged in the sale or distribution of the offered common stock to engage in market-making activities with respect to the particular offered common stock being sold or distributed for a period of up to five business days before the sale or distribution. All of the foregoing may affect the marketability of the offered common stock and the ability of any person or entity to engage in market-making activities with respect to the offered common stock.

     The selling stockholder and each other person who participates as an underwriter in the offering or sale of the offered common stock, if any, will be indemnified by us against particular civil liabilities, including particular liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will be indemnified by the selling stockholder in some circumstances against particular civil liabilities, including particular liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities.

     Upon sale under the related registration statement, the offered common stock will be freely tradable in the hands of persons other than our affiliates.

     We cannot assure you that the selling stockholder will sell all or any portion of the offered common stock.

     The term "offered common stock" as used in this plan of distribution means all stock covered by, and offered in, the related registration statement.

                               LEGAL MATTERS

     The validity of the rights and the shares of common stock offered by this prospectus will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

                                  EXPERTS

     The consolidated financial statements and schedules of NTL Incorporated and subsidiaries, and its predecessor appearing in NTL Incorporated's Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SHARES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.



                              NTL INCORPORATED



                                COMMON STOCK



                                [NTL LOGO]

                                  PART II

             INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.  INCORPORATION OF DOCUMENTS BY REFERENCE

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Reports, proxy and information statements and other information concerning us can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

     The SEC allows us to "incorporate by reference" information into this Registration Statement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Registration Statement, and later information that we file with the SEC will automatically update this Registration Statement. We incorporate by reference the following documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the termination of the offering:

     (a) Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 11, 2004;

     (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 7, 2004;

     (c) The description of our Common Stock contained in our Registration Statement on Form S-1 filed with the SEC on February 13, 2004 (File No. 333-112787);

     (d) Proxy statement for our 2004 Annual Meeting of Stockholders held on May 6, 2004, filed with the SEC on April 8, 2004; and

     (e)  Current reports on Forms 8-K:

          o dated March 4, 2004, relating to our press release announcing our refinancing transaction;

          o dated March 4, 2004, relating to our earnings release for the three months and the year ended December 31, 2003;

          o dated March 19, 2004, relating to our press release announcing the launch of our recent refinancing transaction;

          o dated April 5, 2004, relating to our press release announcing the pricing of the (pound)375 million aggregate principal amount of 9.75% senior notes due 2014, $425 million aggregate principal amount of 8.75% senior notes due 2014, (euro)225 million aggregate principal amount of 8.75% senior notes due 2014, and $100 million aggregate principal amount of floating rate senior notes due 2012 issued by NTL Cable PLC, or NTL Cable, as part of our refinancing transaction;

          o dated April 7, 2004, relating to our press release regarding the consolidation of our 13 customer call centers;

          o dated April 16, 2004, relating to our press release announcing the closing of our refinancing transaction;

          o dated April 20, 2004, regarding the filing of copies of key agreements relating to our refinancing transaction with the SEC;

          o dated April 22, 2004, regarding the redemption of the 10% Senior Sterling Notes due 2008 and 9?% Senior Notes due 2008 of Diamond Holdings Limited, a wholly-owned subsidiary of Diamond Cable Communications Limited, and the 11.2% Senior Discount Debentures of NTL (Triangle) LLC, as part of our refinancing transaction; and

          o dated May 5, 2004, relating to our earnings release for the three months ended March 31, 2004.

ITEM 4.  DESCRIPTION OF SECURITIES

     Not applicable.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL

     Certain legal matters with respect to the issuance of the securities offered hereby will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the Delaware General Corporation Law (the "DGCL") authorizes a corporation to indemnify its directors, officers, employees and agents against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement reasonably incurred, including liabilities under the Securities Act, provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, although in the case of proceedings brought by or on behalf of the corporation, indemnification is limited to expenses and is not permitted if the individual is adjudged liable to the corporation, unless the court determines otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our officers and directors to the full extent permitted by Delaware law.

     Section 102(b)(7) of the DGCL authorizes a corporation to limit or eliminate its directors' liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duties, other than for (i) breaches of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law; (iii) unlawful payments of dividends, stock purchases or redemptions; or (iv) transactions from which a director derives an improper personal benefit.

     Section 145 of the DGCL authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him or her and incurred by him or her in his or her capacity as a director, officer, employee or agent of the corporation, or arising out of his or her status as a director, officer, employee or agent of the corporation. Our amended and restated certificate of incorporation and amended and restated bylaws provide that we may, to the full extent permitted by law, purchase and maintain insurance on behalf of any of our directors, officers, employees or agents against any liability that may be asserted against him or her and we currently maintain this insurance. We have liability insurance covering our directors and officers for claims asserted against them or incurred by them in their capacity as directors and officers, including claims brought under the Securities Act. In addition, we provide indemnity agreements to our officers and directors. Under our bylaws and these indemnity agreements, we must indemnify an indemnitee to the fullest extent permitted by the DGCL for losses and expenses incurred in connection with actions in which the indemnitee is involved by reason of having been a director or officer of ours. We are also obligated to advance expenses an indemnitee may incur in connection with such actions before any resolution of the action.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED

     Not applicable.

ITEM 8.  EXHIBITS

EXHIBIT NO.         DESCRIPTION OF EXHIBIT
-----------         ----------------------

4.1 Amended and Restated Certificate of Incorporation of NTL Communications Corp. (now NTL Incorporated) (Incorporated by reference to Exhibit 1 to our Registration Statement on Form 8-A filed by NTL Incorporated on January 10, 2003, File No. 000-22616).

4.2 Amended and Restated By-laws of NTL Incorporated (as of November 11, 2003) (Incorporated by reference to
                    Exhibit 3.2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed by NTL Incorporated on March 11, 2004, File No. 000-22616).

4.3 Rights Agreement, dated as of January 10, 2003, by and between NTL Incorporated and Continental Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 4 to our Registration Statement on Form 8-A filed by NTL Incorporated on January 10, 2003, File No. 000-22616).

4.4 Amendment to Rights Agreement, dated as of September 26, 2003, by and between NTL Incorporated and Continental Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 4.12 to our Registration Statement on Form S-1 filed on September 26, 2003, File No. 333-109194).

4.5 Amended and Restated NTL 2004 Stock Incentive Plan (Incorporated by reference to Appendix A to our Proxy Statement filed on April 8, 2004, File No. 000-22616).

4.6 NTL Group 2004 Bonus Scheme (Incorporated by reference to Appendix B to our Proxy Statement filed on April 8, 2004, File No. 000-22616).

4.7 NTL Incorporated Sharesave Plan (Incorporated by reference to Appendix C to our Proxy Statement filed on April 8, 2004, File No. 000-22616).

5.1* Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP regarding the legality of the securities being registered.

23.1* Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1).

23.2*               Consent of Ernst & Young LLP.

24.1* Power of Attorney (included on the signature page included in this Part II).

--------------------
*    filed herewith

ITEM 9.  UNDERTAKINGS

     The Company hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in such post-effective amendment is contained in periodic reports filed or furnished to the SEC by the Company pursuant to Section 13 or
     Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to
Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, on May 26, 2004.

                                           NTL Incorporated

                                           By: /s/ Scott E. Schubert
                                               --------------------------------
                                               Scott E. Schubert
                                               Chief Financial Officer

                             POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS:

     That the undersigned officers and directors of NTL Incorporated, a Delaware corporation, hereby constitute and appoint Simon P. Duffy, Scott
E. Schubert and Robert C. Gale, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement and any and all documents in connection therewith, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies, approves and confirms all that his said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                   Title                                                 Date
---------                                   -----                                                 ----
By:    /s/ Simon P. Duffy                   Chief Executive Officer and Director              May 26, 2004
       --------------------------           (principal executive officer)
       Simon P. Duffy



By:    /s/ Scott E. Schubert                Chief Financial Officer                           May 26, 2004
       --------------------------           (principal financial officer)
       Scott E. Schubert



By:    /s/ Robert C. Gale                   Vice President-Controller (principal              May 26, 2004
       --------------------------           accounting officer)
       Robert C. Gale



By:    /s/ James F. Mooney                  Chairman                                          May 26, 2004
       --------------------------
       James F. Mooney



By:    /s/ Edwin M. Banks                   Director                                          May 26, 2004
       --------------------------
       Edwin M. Banks



By:    /s/ Jeffrey D. Benjamin              Director                                          May 26, 2004
       --------------------------
       Jeffrey D. Benjamin



By:    /s/ David Elstein                    Director                                          May 26, 2004
       --------------------------
       David Elstein



By:    /s/ Charles K. Gallagher             Director                                          May 26, 2004
       --------------------------
       Charles K. Gallagher



By:    /s/ William R. Huff                  Director                                          May 26, 2004
       --------------------------
       William R. Huff



By:    /s/ George R. Zoffinger              Director                                          May 26, 2004
       --------------------------
       George R. Zoffinger



                                                     Index to Exhibits

EXHIBIT NO.             DESCRIPTION OF EXHIBIT
-----------             ----------------------

4.1 Amended and Restated Certificate of Incorporation of NTL Communications Corp. (now NTL Incorporated) (Incorporated by reference to Exhibit 1 to our Registration Statement on Form 8-A filed by NTL Incorporated on January 10, 2003, File No. 000-22616).

4.2 Amended and Restated By-laws of NTL Incorporated (as of November 11, 2003) (Incorporated by reference to
                    Exhibit 3.2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed by NTL Incorporated on March 11, 2004, File No. 000-22616).

4.3 Rights Agreement, dated as of January 10, 2003, by and between NTL Incorporated and Continental Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 4 to our Registration Statement on Form 8-A filed by NTL Incorporated on January 10, 2003, File No. 000-22616).

4.4 Amendment to Rights Agreement, dated as of September 26, 2003, by and between NTL Incorporated and Continental Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 4.12 to our Registration Statement on Form S-1 filed on September 26, 2003, File No. 333-109194).

4.5 Amended and Restated NTL 2004 Stock Incentive Plan (Incorporated by reference to Appendix A to our Proxy Statement filed on April 8, 2004, File No. 000-22616).

4.6 NTL Group 2004 Bonus Scheme (Incorporated by reference to Appendix B to our Proxy Statement filed on April 8, 2004, File No. 000-22616).

4.7 NTL Incorporated Sharesave Plan (Incorporated by reference to Appendix C to our Proxy Statement filed on April 8, 2004, File No. 000-22616).

5.1* Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP regarding the legality of the securities being registered.

23.1* Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1).

23.2*               Consent of Ernst & Young LLP.

24.1* Power of Attorney (included on the signature page included in this Part II).

--------------------
*    filed herewith